ARTICLES OF INCORPORATION OF MEMPHIS DATA LINK, INC.

1.	The name of the corporation is: Memphis Data Link, Inc.

2.	The number of shares of stock the corporation is authorized to issue is: 1,000

3.	The name and complete address of the corporation’s initial registered agent and office located in the state of Tennessee is: National Registered Agents, Inc., 1900 Church Street, Suite 400, Nashville, TN 37203, Davidson County.

4.	List the name and complete address of each incorporator: Anthony J. Candelano 8829 Bond Street, Overland Park, KS 66214

5.	The complete address of the corporation’s principal office is: 8829 Bond Street, Overland Park, KS 66214.

6.	The corporation is for profit.

March 28, 2002	/s/ Anthony J. Candelano Incorporator's Signature Anthony J. Candelano Incorporator's Name